Filed Pursuant to Rule 433
Registration No. 333-158385
February 11, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Collared Floating Rate Notes

▸ Collared Floating Rate Notes due February 23, 2016

▸ All payments on the Notes, including the repayment of principal, are subject to the credit risk of HSBC USA Inc.

▸ Quarterly coupon payments at a variable rate equal to the 3-month LIBOR plus a spread of 0.25%, subject to a coupon floor of 2.25% to 2.50% per annum, to be determined on the Trade Date, and a coupon cap of 5.50% per annum

The Notes offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-8 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 0.625% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes, a portion of which may consist of selling concessions of up to 0.625%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-8 of this free writing prospectus.

HSBC

Collared Floating Rate Notes

The offering of Collared Floating Rate Notes due February 23, 2016 (the "Notes") will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. In reviewing the accompanying prospectus supplement, all references to "Reference Asset" therein shall refer to the applicable Coupon Rate (as defined below).

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments, at a rate equal to the 3-Month LIBOR plus a spread, subject to the Coupon Floor and the Coupon Cap. The following key terms relate to the offering of these Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Principal Amount:	$1,000 per Note.
Trade Date:	February 17, 2011
Pricing Date:	February 17, 2011
Original Issue Date:	February 23, 2011
Maturity Date:	Expected to be February 23, 2016, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon is paid quarterly and is based upon the applicable Coupon Rate set forth below. The Coupon payable for any Coupon Period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon Rate:	With respect to each Coupon Period, a rate per annum equal to the lesser of (a) the 3-Month LIBOR on the applicable Coupon Determination Date (as defined below) plus 0.25%, subject to the Coupon Floor and (b) the Coupon Cap. In no case will the Coupon Rate for any Coupon Period be less than the Coupon Floor or greater than the Coupon Cap. The Coupon Rate will be reset quarterly on the applicable Coupon Determination Date.
Coupon Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date.
Coupon Floor:	2.25% to 2.50%, the actual Coupon Floor will be determined on the Trade Date and will not be less than 2.25% or greater than 2.50%.
Coupon Cap:	5.50%.
3-Month LIBOR:	The London Interbank Offered Rate (British Banker's Association) for deposits in U.S. dollars for a period of three months that appears on Reuters page "LIBOR01", as of 11:00 a.m., London time, on the "Coupon Determination Date," which is, with respect to any Coupon Period, the date which is two London Banking Days immediately preceding such Coupon Period. For example, we expect that May 19, 2011 (which is two scheduled London Banking Days prior to the scheduled May 23, 2011 Coupon Payment Date) will be the Coupon Determination Date with respect to the Coupon Period commencing on, and including, May 23, 2011 to, and excluding August 23, 2011. If, on any date the 3-Month LIBOR is to be determined, the 3-Month LIBOR cannot be determined as described above, the calculation agent will determine the 3-Month LIBOR in accordance with the procedures set forth under "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement.

Coupon Payment Dates:	The 23rd calendar day of each May, August, November and February, commencing on May 23, 2011, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day. If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date.
London Banking Day:	A day on which commercial banks are open for business, including dealings in U.S. dollars, in the city of London, England.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York provided that, with respect to any Coupon Payment Date, the day is also a London Banking Day.
CUSIP/ISIN:	4042K1EA7 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments at a rate equal to the 3-Month LIBOR plus a spread, subject to the Coupon Cap and the Coupon Floor. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Each Coupon is calculated based on the rate applicable to the relevant Coupon Period; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

COUPON

The Coupon is paid quarterly and is based upon the applicable Coupon Rate. The Coupon payable for any Coupon Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Coupon Payment Dates are the 23rd calendar day of each May, August, November and February, commencing on May 23, 2011, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day. If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

CALCULATION AGENT

We or one of our affiliates will act as calculation agent with respect to the Notes.

TRUSTEE

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

PAYING AGENT

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You are willing to make an investment based on a Coupon Rate dependant on the 3-Month LIBOR plus a spread of 0.25%, subject to the Coupon Floor and the Coupon Cap.

▸ You are willing to make an investment with a minimum Coupon Rate equal to the Coupon Floor.

▸ You believe the 3-Month LIBOR on the Coupon Determination Dates or the Coupon Floor will generally be high enough to provide you with a satisfactory return on your investment.

▸ You are willing to invest in the Notes based on a capped return equal to the Coupon Cap, which may limit your Coupon on any Coupon Payment Date.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You are unwilling to invest in the Notes based on the spread of 0.25% added to the 3-Month LIBOR applicable to the corresponding Coupon Payment Date.

▸ You believe that the Coupon Floor or the 3-Month LIBOR will not be high enough to provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the Coupon Cap, which may limit the Coupons for each Coupon Period.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances;" and

- "—Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate."

The Amount of Each Quarterly Coupon Payable is Variable, but will not be less than the Coupon Floor.

You will receive a Coupon on the applicable Coupon Payment Date based on a rate per annum equal to the 3-Month LIBOR on the corresponding Coupon Determination Date plus 0.25%, subject to the Coupon Floor of between 2.25% and 2.50%, to be determined on the Trade Date, and the Coupon Cap of 5.50%. While the Coupon Rate applicable to each Coupon Payment Date will fluctuate because it is based on the floating rate of the 3-Month LIBOR, the Coupon Rate for any Coupon Payment Date will not be less than the Coupon Floor of between 2.25% and 2.50%, to be determined on the Trade Date. The 3-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the 3-Month LIBOR may be partially offset by other factors. We cannot predict the factors that may cause the 3-Month LIBOR to increase or decrease. A decrease in the 3-Month LIBOR applicable to a Coupon Payment Date will result in a reduction of the applicable Coupon, but in no case will the Coupon Rate for any Coupon Payment Date be less than the Coupon Floor of between 2.25% and 2.50%, to be determined on the Trade Date. A 3-Month LIBOR plus 0.25% that is less than the Coupon Floor will cause the Coupon Rate for the applicable Coupon Payment Date to be equal to the Coupon Floor. A quarterly Coupon may not be greater than the Coupon Floor, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

Your Coupon Rate for Each Coupon Payment Date is Limited By the Coupon Cap.

For each Coupon Payment Date, the Coupon Rate will be capped at the Coupon Cap of 5.50%. As a result, you will not participate in any 3-Month LIBOR in excess of 5.50%. YOUR COUPON RATE WILL NOT BE GREATER THAN THE COUPON CAP.

The Notes are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Coupon Period and is Variable.

The Coupon Rate is not fixed for any Coupon Period, but will vary depending on the 3-Month LIBOR plus 0.25%, subject to the Coupon Cap and the Coupon Floor, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The Coupon Rate on the Notes, while determined, in part, by reference to the 3-Month LIBOR, does not actually pay at such rate. We have no control over any fluctuations in the 3-Month LIBOR.

Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or any Coupon payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment of the Coupons and the Payment at Maturity described in this free writing prospectus are based on the full aggregate Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the Notes. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the Notes.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The 3-Month LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected By a Number of Factors.

The 3-Month LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions about, the future 3-Month LIBOR,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 3-Month LIBOR,
- the time remaining to the maturity of the Notes, and
- the creditworthiness of the Issuer.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Decreases in the 3-Month LIBOR could result in the corresponding Coupon Rate decreasing, but in no case will the Coupon Rate be less than the Coupon Floor of between 2.25% and 2.50%, to be determined on the Trade Date.

ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the 3-Month LIBOR, and we cannot predict the 3-Month LIBOR on any Coupon Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the 3-Month LIBOR. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination for $1,000 Principal Amount of Notes, assume a Coupon Floor of 2.25% (the actual Coupon Floor will be determined on the Pricing Date and will not be less than 2.25% or greater than 2.50%) and that there are 90 days in each quarterly period, and reflect the Coupon Cap of 5.50% and the spread of 0.25%.

Hypothetical 3-Month LIBOR	Spread		Hypothetical Coupon Floor	Coupon Cap	Coupon Rate	Coupon
7.00%	+	0.25%	2.25%	5.50%	5.50%	$13.75
6.00%	+	0.25%	2.25%	5.50%	5.50%	$13.75
5.50%	+	0.25%	2.25%	5.50%	5.50%	$13.75
5.00%	+	0.25%	2.25%	5.50%	5.25%	$13.125
4.00%	+	0.25%	2.25%	5.50%	4.25%	$10.625
3.80%	+	0.25%	2.25%	5.50%	4.05%	$10.125
3.60%	+	0.25%	2.25%	5.50%	3.85%	$9.625
3.40%	+	0.25%	2.25%	5.50%	3.65%	$9.125
3.20%	+	0.25%	2.25%	5.50%	3.45%	$8.625
3.00%	+	0.25%	2.25%	5.50%	3.25%	$8.125
2.80%	+	0.25%	2.25%	5.50%	3.05%	$7.625
2.60%	+	0.25%	2.25%	5.50%	2.85%	$7.125
2.40%	+	0.25%	2.25%	5.50%	2.65%	$6.625
2.20%	+	0.25%	2.25%	5.50%	2.45%	$6.125
2.00%	+	0.25%	2.25%	5.50%	2.25%	$5.625
1.50%	+	0.25%	2.25%	5.50%	2.25%	$5.625
1.00%	+	0.25%	2.25%	5.50%	2.25%	$5.625
0.00%	+	0.25%	2.25%	5.50%	2.25%	$5.625

Example 1: On a Coupon Determination Date, the 3-Month LIBOR is equal to 0.30%. Because the 3-Month LIBOR of 0.30% plus 0.25% is 0.55%, which is less than the hypothetical Coupon Floor, the Coupon Rate for such Coupon Payment Date is equal to the hypothetical Coupon Floor of 2.25% and the Coupon payment on the relevant Coupon Payment Date would be $5.625 per $1,000 Principal Amount of Notes calculated as follows:

$1,000 × Coupon Rate × 90/360
= $1,000 × 2.25% × 90/360
= $5.625

Example 2: On a Coupon Determination Date, the 3-Month LIBOR is equal to 6.00%. Because the 3-Month LIBOR of 6.00% plus 0.25% is 6.25%, which is greater than the Coupon Cap, the Coupon Rate for such Coupon Payment Date is equal to the Coupon Cap of 5.50% and the Coupon payment on the relevant Coupon Payment Date would be $13.75 per $1,000 Principal Amount of Notes, the maximum payment on the Notes, calculated as follows:

$1,000 × Coupon Rate × 90/360
= $1,000 × 5.50% × 90/360
= $13.75

Example 3: On a Coupon Determination Date, the 3-Month LIBOR is equal to 3.80%. Because the 3-Month LIBOR of 3.80% plus 0.25% is 4.05%, which is less than the Coupon Cap of 5.50% and greater than the hypothetical Coupon Floor of 2.25%, the Coupon payment on the relevant Coupon Payment Date would be $10.125 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 × Coupon Rate × 90/360
= $1,000 × 4.05% × 90/360
= $10.125

HISTORICAL PERFORMANCE OF THE 3-MONTH LIBOR

The following graph sets forth the monthly historical performance of the 3-Month LIBOR based February 2006 through February 2011 (using February 9, 2011 as the monthly historical closing rate for February 2011). We obtained the closing rates below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

The 3-Month LIBOR, as appeared on Reuters page "LIBOR01" on February 9, 2011 was 0.31%.



Historical Performance of the 3-Month LIBOR

Source: Bloomberg

The historical 3-Month LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3-Month LIBOR relevant to any Coupon Payment Date. We cannot give you assurance that the performance of the 3-Month LIBOR will result in a Coupon Rate that will provide a satisfactory return on your investment.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page FWP-1 in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the London Banking Day immediately preceding the date of acceleration will be used as the Coupon Determination Date for purposes of determining the Coupon payable on the Notes on the accelerated Maturity Date. The accelerated Maturity Date will be the fifth Business Day following the accelerated final Coupon Determination Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of approximately 0.625%, or $6.25, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 0.625%, or $6.25, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Accordingly, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes interest and gains from a disposition of a Note) of certain individuals, trust and estates, for taxable years beginning after December 31, 2012. Prospective investors in the Notes should consult their tax advisors regarding the possible applicability of this tax to an investment in the Notes.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

TABLE OF CONTENTS

HSBC USA Inc.

$ Collared Floating Rates Notes due February 23, 2016

February 11, 2011

FREE WRITING PROSPECTUS